May 30, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 First Street, NE
Mail Stop 3561
Washington, DC 20549
Attention: Mr. Donial Dastgir and Ms. Kayla Roberts

Re:	Verizon ABS II LLC Verizon Master Trust Registration Statement on Form SF-3 File Nos. 333-278415 and 333-278415-01

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, each of Verizon ABS II LLC and Verizon Master Trust (each, a “Registrant”) hereby requests that the effective date for Registration Statement Nos. 333-278415 and 333-278415-01 (the “Registration Statement”), as amended by Post-Effective Amendment No. 1 to Registration Statement, as filed with the U.S. Securities and Exchange Commission on April 4, 2025, as further amended by Post-Effective Amendment No. 2 to Registration Statement, as filed with the U.S. Securities and Exchange Commission on May 7, 2025, be accelerated to, and that such Registration Statement will be declared effective on, June 3, 2025, by 5:00 p.m. (EST), or as soon thereafter as practicable.

Please contact Harlyn Bohensky of Morgan, Lewis & Bockius LLP at 212-309-6260 when the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

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Very truly yours,

VERIZON ABS II LLC

By: /s/ Caroline Armour
Name:  Caroline Armour
Title:    President